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                                                                  Exhibit (a)(6)

[Email Dated October 27, 2006 Announcing The Commencement Of The Election Period For The Exchange Program.]

October 27, 2006

Dear Fellow Pixelworks Employee:

I'm delighted to share good news with you today. As you know, it has been our policy at Pixelworks to distribute stock options to our employees as an incentive to return value to our shareholders for their investment. As our employees focus on meeting the needs of our customers, our company prospers, our shareholders benefit and so will our employees. Pixelworks is an entrepreneurial company and we want you to have a stake in our future success.

With this in mind, our shareholders at a Special Shareholders meeting held on October 26, 2006 approved a voluntary stock option exchange offer for our employees. Under this program, you can exchange all or a portion of the stock options that you own that were granted by Pixelworks under a stock incentive plan in force prior to our 2006 Plan and with an exercise price of $4.75 or more, for new options subject to certain conditions.

As summarized below and detailed in the linked plan documents, in exchange for your eligible options, you will receive a number of new options based on a 4-to-1 exchange ratio with an exercise price set on the grant date, currently expected to be December 1, 2006. For example, if you surrendered an option to buy 1,000 shares, you would receive in return an option to buy 250 shares. The new option would be subject to a new vesting schedule. That new schedule would be as follows: 1/3rd will vest at the end of six (6) full calendar months after the "vesting base date" (the last day of the month in which we award your grant), and the remaining 2/3rds will vest ratably on a monthly basis over the next twelve (12) full calendar months (assuming continued employment throughout the vesting period).

All of the option information you need to complete the election form is available to you in your E-Trade account at www.etrade.com. Also, we've provided each of you with an individual statement of your options.

You do not have to accept this offer. This offer involves risks. Before you make any decisions, you should carefully review the risks and all the terms and conditions of this offer that are contained in the offer documents that you have been provided (also available at oep.pixelworks.com).

This stock option program is a legal matter that requires every eligible employee to receive or have access to detailed information that will help you make an informed decision. Please take the time to review the documents, including the Questions and Answers and program summaries. If you still have questions, you may send them to pixelworksoep@pixelworks.com.

IF YOU WANT TO TAKE ADVANTAGE OF THIS OFFER, YOU MUST COMPLETE AND RETURN THE ELECTION FORM BY 11:59 P.M. (PACIFIC STANDARD TIME), NOVEMBER 28, 2006. We have provided you with the election form, including instructions about how to return the form (also available at oep.pixelworks.com). If you don't want to exchange your options, you don't need to do anything.

I want to highlight some of the important elements of this offer:

      - This offer is available only to employees (however, it is not available to the top five most highly compensated executives (Allen Alley, Hans Olsen, Mike Yonker, John Lau and Richard Tobias) or to members of our Board of Directors).

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      -     If you are an eligible employee and accept this offer for any of your eligible options, you must exchange all of the other eligible options (whether or not vested) that are in the same option grant.

      - Upon the exchange of the options, the options you have exchanged will terminate and be cancelled. They will not be reinstated even if you later change your mind.

      - If you resign, quit, die or if your employment with the Company terminates for any reason whatsoever between the expiration of the offer and the date that we grant the new options, we will not grant you any new options and your cancelled options will be reinstated.

      - Only options that we granted under the 1997 and 2001 Stock Options Plans (each an "Old Plan") with an exercise price of at least $4.75 per share are eligible for exchange.

We will grant new options to you on the "new option date," which we expect to be December 1, 2006. You must be an eligible employee through the new option date to receive the new options.

The new options:

      - Will be for a number of shares based on a 4-to-1 exchange ratio. For example, if you surrendered an option to buy 1,000 shares, you would receive in return an option to buy 250 shares;

      - Will have a per share exercise price equal to the closing market price of a share of our common stock on the new option date; and

      - Will be subject to a new eighteen month vesting schedule, with 1/3rd vesting at the end of six (6) full calendar months after the "vesting base date" (the last day of the month in which we award your grant), and the remaining 2/3rds vesting ratably on a monthly basis over the next twelve (12) full calendar months (assuming continued employment throughout the vesting period).

In addition, we expect that the new options:

      - Will have a new 7-year term beginning on the new option date (subject to earlier termination in connection with the cessation of your employment); and

      - Will have substantially the same other terms and conditions as the corresponding cancelled options.

After reading the stock exchange offer documents, you may review the answers to some commonly asked questions on oep.pixelworks.com, or you may contact us by e-mail at pixelworksoep@pixelworks.com.

Although our board of directors approved this offer, none of our board, our management nor any of our affiliates are recommending whether or not you should accept it.

You are solely responsible for deciding whether to participate and for making sure that you properly complete your election form and that we receive it before 11:59 P.M. (Pacific Standard Time), November 28, 2006. Make sure that you allow enough time before the deadline to ensure that we receive your election form. If we do not receive your election form until after the deadline or you did not properly complete the election form, your election form will be rejected and you will not be able to exchange any of your options.

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Please go to the following intranet site to access the offer documents:
oep.pixelworks.com

Offering Circular (this explains the terms of the program): [LINK TO OFFER CIRCULAR]

Election Form and Release Agreement: [LINK TO ELECTION FORM]

We are pleased to offer you the opportunity to participate in this program. I encourage you to learn all you can about it, consider it carefully, and make a decision that is right for you.

Sincerely,



Mike Yonker